Exhibit 99.1

Scorpio Tankers Inc. Announces Initiation of a Quarterly Dividend

MONACO -- (Marketwire) – April 15, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that its Board of Directors has initiated and declared a quarterly cash dividend on its common stock of $0.025 per share, payable on June 25, 2013 to all shareholders as of June 11, 2013 (the record date).

Emanuele Lauro, chief executive officer and chairman of the board commented, “Our strong balance sheet and significant cash flow generation allow us to take this positive shareholder action today, and the initiation of the cash dividend reflects our confidence in market fundamentals and our strategy.”

The declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends, if any, will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 14 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, seven MR tankers, and one post-Panamax tanker) with an average age of 4.5 years, time charters-in 24 product tankers (seven LR2, three LR1, seven MR and seven Handymax tankers), and has contracted for 39 newbuilding product tankers (23 MR, eight LR2 and eight Handymax ice class-1A vessels), five of which are expected to be delivered to the Company by September 2013 and the remaining 34 by the end of 2014. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616